UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934


INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*



	      Allergan, Inc.

	     (Name of Issuer)

             Common Stock

	(Title of Class of Securities)

             018490102

	     (CUSIP Number)

           December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[   ]	Rule 13d-1(d)


CUSIP No.  018490102

1.Names of Reporting Persons.

Sands Capital Management, LLC

I.R.S. Identification Nos. of above persons (entities only).

20-2830751

2.Check the Appropriate Box if a Member of a Group

(a) [  ]
(b) [  ]

3.SEC Use Only

4.Citizenship or Place of Organization

          Delaware, United States

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With

5.Sole Voting Power	8,613,707

6.Shared Voting Power	None

7.Sole Dispositive Power   14,540,603

8.Shared Dispositive Power  	None

9.Aggregate Amount Beneficially Owned by Each Reporting Person	14,540,603

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares  [   ]

11.Percent of Class Represented by Amount in Row (9) 4.7%

12.Type of Reporting Person:  IA



Item 1(a).	Name of Issuer:

		Allergan, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

		2525 Dupont Drive
		Irvine, CA 92612
		United States

Item 2(a).	Name of Person Filing

		Sands Capital Management, LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence

		1101 Wilson Blvd.
		Suite 2300
		Arlington, VA  22209

Item 2(c).	Citizenship

		Delaware, United States

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		018490102



Item 3.	If This Statement is Filed Pursuant to 240.13d-1(b) or 240.13d-2(b)
	or (c), Check Whether the Person Filing is a:

	(a) - Broker or dealer registered under Section 15 of the Act.
	(b) - Bank as defined in Section 3(a)(6) of the Act.
	(c) - Insurance company as defined in Section 3(a)(19) of the Act.
	(d) - Investment company registered under Section 8 of the Investment Company
        	Act of 1940.
	(e) X An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) - An employee benefit plan or endowment fund in accordance with
		240.13d-1(b)(1)(ii)(F);
	(g) - A parent holding company or control person in accordance with 240.13d-
		1(b)(1)(ii)(G);
	(h) - A savings association as defined in Section 3(b) of the Federal Deposit
		 Insurance Act;
	(i) - A church plan that is excluded from the definition of an investment
		 company under Section 3(c)(14) of the Investment Company Act of 1940;
	(j) - Group, in accordance with 240.13d-1(b)(1)(ii)(J).



Item 4.		Ownership:

	a. Amount beneficially owned: 14,540,603

	b. Percent of Class: 4.7%

	c. Number of shares as to which the person has:

		(i) Sole power to vote or to direct the vote 8,613,707

		(ii) Shared power to vote or to direct the vote	   None

		(iii)Sole power to dispose or to direct the disposition of 14,540,603

		(iv) Shared power to dispose or to direct the disposition   None



Item 5.	Ownership of Five Percent or Less of a Class:

[ X ]This statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities.


Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	Not Applicable


Item 7.	Identification and Classification of the Subsidiary Which Acquired the
	Security Being Reported on By the Parent Holding Company of Control
	Person:

	Not applicable.



Item 8.	Identification and Classification of Members of the Group:

	Not applicable.



Item 9.	Notice of Dissolution of Group:

	Not applicable.



Item 10.Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


		SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date	February 11, 2008


	By:/s/ Robert C. Hancock

Robert C. Hancock
Title:   Chief Operating Officer & Chief Compliance Officer